PRESS RELEASE


For Immediate Release                           Contact Persons

                                        PSBI:  Anthony DiSandro
                                                 (215) 979-7900

                                        FBKP:    Carl A. Lingle
                                                 (215) 790-5205


     March 19, 1999 - PSB Bancorp, Inc. (NASDAQ/NMS: PSBI) and First Bank of Philadelphia (NASDAQ/NMS: FBKP) announced the execution of a definitive Agreement and Plan of Reorganization pursuant to which PSB will acquire First Bank of Philadelphia in a stock transaction valued at approximately $15.7 million.

     Pursuant to the Agreement, PSB will exchange that number of shares of PSB common stock equal to $6 divided by the average closing price of PSB common stock for the 20 trading days ended three days before closing; provided that PSB will not issue less than .667 or more than .857 shares unless PSB's stock price is less than $6.50 and PSB elects to issue additional shares in order to complete the transaction. In connection with the transaction, PSB's subsidiary, Pennsylvania Savings Bank, will merge with and into First Bank of Philadelphia with the commercial bank charter of First Bank of Philadelphia surviving the merger under a new name to be chosen before closing.

     The Agreement is subject to regulatory approval and the approval of each party's shareholders.

     Anthony DiSandro, President of PSB, stated: "We are delighted with this acquisition which represents a significant step in our commitment to profitably expand our franchise and leverage the capital we raised in our conversion from a mutual holding company to a full stock company which occurred last year. Some of the highlights of the acquisition include the following:

     (1) the transaction will be immediately and materially accretive to our earnings per share;

      (2) the transaction will expand our management depth with the addition of First Bank's President, Carl Lingle, as Vice President. Mr Lingle will head a specialized lending group that will emphasize profitable niche products developed by First Bank of Philadelphia.

     Hal J. Shaffer, Chairman of First Bank of Philadelphia, stated: "We are very pleased with our affiliation with a growth-oriented, community-based organization like PSB. We are also gratified that we were able to keep our commitment to the shareholders, depositors and customers of First Bank of Philadelphia. This Board and management took control of First
<PAGE 1> Bank of Philadelphia in 1995 after the institution had experienced significant financial and regulatory difficulties.
We pledged to complete a turnaround and deliver value to the shareholders who joined us at that time. Over the last four years we have created that value and the execution of this Agreement with PSB represents the culmination of this four year effort."

     The transaction is expected to qualify as a tax-free reorganization for federal income tax purposes and a pooling of interests for financial reporting purposes.

     In connection with the Agreement, First Bank of Philadelphia has granted PSB a option to acquire additional shares of First
Bank of Philadelphia under certain circumstances.

     PSB is a bank holding company headquartered in Philadelphia with six branches. At December 31, 1998, PSB had consolidated assets, deposits and shareholders' equity of $164.0 million, $128.2 million and $15.0 million, respectively. First Bank of Philadelphia is a commercial bank with one office located in Philadelphia. At December 31, 1998, First Bank had assets, deposits and shareholders' equity of $63.4 million, $57.5 million and $5.0 million, respectively. <PAGE 2>